
September 20, 2022

Timothy Rogers
Chief Financial Officer
ALTEROLA BIOTECH INC.
47 Hamilton Square
Birkenhead Merseyside CH415AR
United Kingdom

> **Re: ALTEROLA BIOTECH INC.**
> **Form 10-K for the Year Ended March 31, 2022**
> **File No. 333-156091**

Dear Mr. Rogers:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences